June 25, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Melissa Raminpour
Branch Chief

Re:	American Airlines Group Inc.
Form 10-K: For the Fiscal Year Ended December 31, 2014
Filed February 25, 2015
File No. 001-08400

Dear Ms. Raminpour:

This letter sets forth the response of American Airlines Group Inc. (the “Company” or “AAG”) with respect to the staff’s comment letter dated June 9, 2015 related to the above referenced filing. For ease of reference, the comment contained in the comment letter appears directly above the corresponding response.

Form 10-K: For the fiscal year ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations of American Airlines Group, page 68

Comment:	We note that you combine separate company results of AAG and US Airways for 2013 for purposes of discussion and analysis of your results of operations. We also note that you discuss combined and separate company results of 2013 and 2012 on page 73. Please be advised that it is not appropriate to merely combine the results for the AAG and US Airways for purposes of MD&A discussion or otherwise as the financial statements have not been prepared on a consistent basis and therefore are not comparable. In lieu of this presentation, you may supplement your MD&A discussion of your historical results with a discussion of your results prepared on a pro forma basis in a format consistent with the rules prescribed under Article 11 of Regulations S-X. Please revise accordingly.

Response:

In response to the Staff’s comment, and as discussed with Ms. Effie Simpson of the Staff on June 19, 2015, AAG hereby confirms that that it will not include any references to the combined separate company results of AAG and US Airways Group, Inc. in its 2015 Form 10-K or any Form 10-Q filed for an interim period during 2015 (no such reference was included in the Form 10-Q for the period ended March 31, 2015).

* * * *

With respect to the preceding response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call Michael Carreon, Vice President and Corporate Controller at (817) 931-4435 or Mary Beth Macdonald, Assistant Corporate Controller at (817) 931-6778. I can be reached at (817) 931-2330.

Very Truly Yours,

/s/ Derek J. Kerr

Derek J. Kerr

Executive Vice President and Chief Financial Officer

American Airlines Group Inc.

cc:	Stephen L. Johnson (American Airlines Group Inc.)
Michael R. Carreon (American Airlines Group Inc.)
Anthony J. Richmond (Latham & Watkins LLP)

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